Filed by Prime Medical Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Registration Statement No.: 333-110974